UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

232806109

(CUSIP Number)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232806109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): T. J. Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 16,225,463
8 SHARED VOTING POWER: 3,260
9 SOLE DISPOSITIVE POWER: 16,225,463
10 SHARED DISPOSITIVE POWER: 3,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,228,723
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer

Item 2. Identity and Background

Item  3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7. Materials to be Filed as Exhibits

SIGNATURE

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company”). The principal executive offices of Cypress are located at 198 Champion Court, San Jose, California 95134.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by T.J. Rodgers, an individual.

(b) Mr. Rodgers’ business address is located at: Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(c) Mr. Rodgers currently serves as President and Chief Executive Officer of Cypress and sits on its Board of Directors. Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC Programmable System-on-Chip, USB controllers, general-purpose programmable clocks, and memories. Cypress also offers wired and wireless connectivity solutions ranging from its WirelessUSB radio system-on-chip, to West Bridge and EZ-USB FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets, including consumer, computation, data communications, automotive and industrial. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, California 95134.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

This Schedule 13D relates to the change in beneficial ownership of Cypress common stock held by Mr. Rodgers due to certain adjustments to Cypress’ equity plans and outstanding awards thereunder (as described below) made in connection with the distribution of 42,033,287 shares of Class B common stock of SunPower Corporation (“SunPower”) held by Cypress to Cypress’s stockholders (the “Spin-Off”). The Spin-Off was consummated on September 29, 2008; the distribution was made pro rata to Cypress’ stockholders of record as of the close of trading on the New York Stock Exchange (“NYSE”) on September 17, 2008 (the “Record Date”). As a result of the Spin-Off, each Cypress stockholder received 0.27427234997709 of a share of SunPower Class B common stock for each share of Cypress common stock held as of the Record Date.

On August 7, 2008, the Company disclosed in a Current Report on Form 8-K that, among other things, its Board of Directors (the “Board”) had approved, consistent with and similar to the provisions in the Company’s 1994 and 1999 Stock Plans (together, the “Plans”) providing for automatic adjustment of service provider equity awards and share pools pursuant to a Company stock split or similar change in capitalization effected without receipt of consideration by the Company, certain adjustments to its equity plans and outstanding awards under the Plans in light of the Spin-Off.

Specifically, the Board approved the making of the proportionate adjustments to: (i) the number of authorized but unissued shares reserved for issuance under the Plans, (ii) the numerical provisions under the Plans’ annual grant limits and automatic option grant sections, including automatic grants to Board members, and (iii) outstanding employee equity awards, including stock options, restricted stock unit (“RSU”) awards and restricted stock awards, under the Plans to preserve the intrinsic value of the awards before and after the Spin-Off.

On September 30, 2008, following the Spin-Off, all outstanding awards under the Plans—including those of all Cypress employees—were adjusted by a conversion ratio of 4.12022 (the “Conversion Ratio”). Specifically, the number of shares of the Company’s common stock issuable pursuant to outstanding awards was multiplied by the Conversion Ratio, rounded down to the nearest whole share. In addition, the per share exercise price of options was divided by the Conversion Ratio. Also, the number of authorized but unissued shares reserved for issuance under the Plans and the ESPP and the numerical provisions under the Plans’ annual grant limits and automatic option grant provisions, including automatic grants to Board members, were multiplied by the Conversion Ratio, rounded down to the nearest whole share.

The Conversion Ratio was calculated based upon the ratio of the volume-weighted average price (“VWAP”) for the Company’s common stock traded on the NYSE from 9:30 a.m. to 4:00 p.m. New York City time as reported on Bloomberg page CY.N<EQUITY>AQR<GO> on September 29, 2008, the trading day before consummation of the Spin-Off (or $21.5195), divided by the VWAP for the Company’s common stock traded on the NYSE from 9:30 a.m. to 4:00 p.m. New York City time as reported on Bloomberg page CY.N<EQUITY>AQR<GO> on September 30, 2008, the trading day after consummation of the Spin-Off (or $5.2229).

As a result of the adjustment to outstanding equity awards under the Plans described above and application of the Conversion Ratio to Mr. Rodger’s outstanding equity awards, Mr. Rodger’s beneficial ownership of Cypress common stock exceeded 5%, giving rise to the filing of this Schedule 13D.

Mr. Rodgers is currently President, Chief Executive Officer and a director of Cypress, having served in these capacities since 1982, respectively. In these roles, Mr. Rodgers is actively involved in managing the business and affairs of the Company and formulating its business strategies. Consequently, Mr. Rodgers intends to suggest and, from time to time, implement, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of shares of common stock of Cypress beneficially owned by Mr. Rodgers is 16,228,723, consisting of:

(i) 3,506,252 shares of common stock held directly by Mr. Rodgers, of which, as of September 30, 2008, 2,636,940 are performance-based restricted shares that vest over four years;

(ii) 12,719,211 shares of common stock subject to stock options held by Mr. Rodgers, 11,110,240 of which are, as of September 30, 2008, exercisable or exercisable within 60 days;

(iii) 2,010 shares of common stock held by Valeta Massey, the spouse of Mr. Rodgers; and

(iv) 1,250 shares of common stock subject to stock options held by Valeta Massey, the spouse of Mr. Rodgers, all of which are, as of September 30, 2008, exercisable or exercisable within 60 days.

The percentage of Cypress’ common stock beneficially owned by Mr. Rodgers is approximately 9.8%, based on a total of 166,020,461 shares of Cypress common stock issued and outstanding as of September 30, 2008 (which amount includes (a) 153,300,000 shares of common stock issued and outstanding as of September 30, 2008, as set forth in a Current Report on Form 8-K filed by Cypress on October 3, 2008, plus (b) 12,720,461 shares of common stock subject to outstanding options held, as of September 30, 2008, by Mr. Rodgers and his spouse as described above, in accordance with rules of the Securities and Exchange Commission).

(b) The number of Shares of common stock as to which Mr. Rodgers has:

(i) Sole power to vote or direct the vote: 16,225,463 shares;

(ii) Shares power to vote or direct the vote: 3,260 shares;

(iii) Sole power to dispose or direct the disposition of: 16,225,463 shares; and

(iv) Shared power to dispose or direct the disposition of: 3,260 shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of the shares is shared:

(A) Name: Valeta Massey.

(B) Residence or business address: c/o T.J. Rodgers, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Valeta Massey serves as an assistant to Mr. Rodgers.

(D) Valeta Massey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) Valeta Massey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(F) Citizenship: United States

(c) On October 1, 2008, Mr. Rodgers exercised (i) an option to purchase 1,236,066 shares of Cypress common stock at an exercise price of $2.5485 per share, which option was originally granted on August 7, 2002, and (ii) an option to purchase 1,153,661 shares of Cypress common stock at an exercise price of $1.8349 per share, which option was originally granted on April 11, 2003.

See Item 4 above, which is incorporated by reference in its entirety herein.

(d) No person other than Mr. Rodgers and Valeta Massey, the spouse of Mr. Rodgers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodgers and any person with respect to any securities of the Company other than stock option, restricted stock unit and similar employee equity agreements consistent with those used generally by the Company for employee equity awards.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2008	T.J. RODGERS

/s/ T.J. RODGERS

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)